February 24, 2025

Rakuyo Otsuki
Chief Executive Officer
TryHard Holdings Ltd
541-0056, 2 Chome 5   19
Kyutaromachi
Chuo Ward, Osaka
Japan

       Re: TryHard Holdings Ltd
           Draft Registration Statement on Form F-1
           Submitted January 28, 2025
           CIK No. 0002044241
Dear Rakuyo Otsuki:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary, page 2

1. Revise your disclosure here and elsewhere as appropriate, for example in your
       Business section, to discuss the challenges, including competition and competitors, you face with an eye towards balancing your discussion under the subheadings
       "Competitive Strengths" and "Growth Strategy."
 February 24, 2025
Page 2
Corporate Structure, page 7

2. Please revise your corporate structure diagram here and on page 33 to account for the
       60% ownership of Music Circus not held by TryHard. Consider the use of a footnote.
       Also revise to reflect pre- and post-IPO holding and voting percentages by class of security (i.e., ordinary shares and Series A Preferred Shares). Implications of Being a Controlled Company, page 8

3. Please revise your disclosure here and elsewhere as appropriate to provide examples of corporate matters that your executive director, chairman and CEO, Mr. Rakuyo
       Otsuki, will have the ability to control or significantly influence the outcome of as matters requiring approval by shareholders (e.g., the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets). Consider the use of a cross-reference to your risk factor beginning "Holders of our Series A Preferred
       Shares will continue to have significant influence over us..." on page
17.
Business
Company Overview, page 44

4. For context, please revise your disclosure to briefly identify and caption the images of events provided in this section, including whether each image represents an event related to the business activities of the company.
5. Please revise this section to provide brief, but specific, quantitative and qualitative detail regarding your current business operations so investors may better understand the scope and specific range of your business activities as well as how they may be interrelated. In this regard, by way of example only, disclose the number of events you have curated in recent periods and provide detail regarding the type or category of events; expand your discussions to discuss the specific consultancy and management engagements; state plainly as narrative the names, locations and number of properties in your portfolio of clubs or other properties associated with your business verticals including the sub-leasing business, specifically; and similarly, discuss the names, locations and number of restaurants represented in this business vertical. Make clear the status of each of these businesses, including current versus planned operating activities, properties etc. We note your statement on page 49 that you currently have
       16 nightclubs and entertainment venues under your management, as well as your disclosure on page 61 under the subheading "Properties."
6.     Disclose on what basis you are a "leading" player in Japan   s lifestyle
entertainment
       industry (e.g., by revenue, number of events, etc.).
Consultancy and Management , page 49

7. Revise your disclosure to expand your discussion regarding your strategic partnerships and joint business ventures, including whether you are currently engaged in either form of arrangement. If so, please name the party(ies) and disclose whether these are written agreements and the key terms of these agreements (e.g., duration).
       Lastly, please consider whether it is appropriate to file any associated agreements as exhibits under Item 601(b)(10) of Regulation S-K.
 February 24, 2025
Page 3

Restaurants, page 56

8. Please revise this section to state whether your restaurants are operated within certain of your venues or are stand-alone enterprises operated at separate locations.
       Additionally, revise to provide specific details regarding your collaborations with
       "renowned chefs," including, by way of example, specific collaborations that are on-
       going or in the past and whether there are any agreements in place in connection with these arrangements. Further, please provide specific examples of your meaning of
       "unique dining concepts" and "exceptional cuisine with immersive entertainment experiences." We note your table on page 66 under the subheading "Licenses, Permits,
       Registrations and Approvals" identifying several restaurants. As appropriate, please incorporate these entities into your discussion here.
Properties, page 61

9. We note that several properties listed here are designated as "Employee dormitory."
       Please revise your disclosure here and elsewhere as appropriate to discuss these properties and how they are relevant or necessary to your business operations.
Regulations, page 67

10. Revise to disclose the material effects the various government regulations you discuss here have on your business. Refer to Item 4.B.8. of Form 20-F. Principal and Selling Shareholders, page 85

11. Please revise the table in this section to include a column that reflects the Series A
       Preferred Shares Beneficially Owned After this Offering.
General

12. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services